SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE 14D-9/A
(RULE 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of
the Securities Exchange Act of 1934
(Amendment No. 7)

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Wegener Corporation

(Name of Subject Company)

Wegener Corporation

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

948585 10 4
(CUSIP Number of Class of Securities)

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Robert A. Placek
Chairman of the Board, President and Chief Executive Officer
Wegener Corporation
11350 Technology Circle
Duluth, Georgia 30097
(770) 814-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

Copies to:

Marlon F. Starr, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(404) 815-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2003 (the “Schedule 14D-9”) by Wegener Corporation, a Delaware corporation (the “Company” or “Wegener”) relating to the tender offer made by WC Acquisition Corp. (the “Offeror”), a wholly owned subsidiary of Radyne ComStream Inc. (“Radyne”), as set forth in a tender offer statement filed by the Offeror and Radyne on Schedule TO dated April 23, 2003, as amended (the “Schedule TO”), to pay $1.55 per share net to the seller in cash, for each share of Wegener common stock, upon the terms and conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

     Item 3. Past Contacts, Transactions, Negotiations and Agreements

     The following is hereby added immediately following the first paragraph under the heading “Arrangements Between Wegener and Its Executive Officers, Directors and Affiliates”:

The retention agreements were adopted in light of the Radyne Offer. The Wegener Board believed that the Radyne Offer, whether or not ultimately successful, could have a negative impact on the Company’s business because the Company’s key employees might have reasonable concerns about their job security in the event Radyne were successful in gaining control of the Company. To allay these concerns and ensure that the Company’s key employees would not feel a need to immediately consider other employment opportunities to avoid the risk of suffering a significant personal financial impact if the Radyne Offer were successful, the Wegener Board, upon the recommendation of its independent committee, approved the retention agreements.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

WEGENER CORPORATION

	By:	/s/ Robert A. Placek Robert A. Placek Chairman of the Board, President and Chief Executive Officer

Dated: May 30, 2003

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